

May 24, 2012

Via E-mail
Mr. David Baazov
President and Chief Executive Officer
Amaya Gaming Group Inc.
7600 TransCanada Hwy
Pointe-Claire, Quebec, Canada
H9R 1C8

> **Re: CryptoLogic Limited**
> **Amendment No. 7 to Tender Offer Statement on Schedule TO**
> **Filed on May 16, 2012 by Amaya Gaming Group Inc.**
> **File No. 005-59141**

Dear Mr. Baazov:

We have reviewed your amended filing and have the following comments.

Exhibit 99.(a)(12) -- Notice of Change and Extension of the Offer, dated May 16, 2012

Notice of Change and Extension

Amendments to the Offer Document, page 1

1.   We refer to your response to prior comment 2. Please address how the terms of the offer could be amended after expiration of the initial offering period in a manner that is adverse, both procedurally and potentially economically, to security holders who did not tender during that period. We note that such security holders might have determined to make their investment decision at an earlier time, or might have desired to negotiate a private sale at a different price if the previously disclosed squeeze-out threshold had not been reached. Alternatively, we would not object if the offer was amended to disclose that (a) the offeror will not pursue a Subsequent Acquisition Transaction, (b) the offer will remain open for a period of at least five business days from the date of the amendment, and (c) security holders who have tendered securities during the current extension period will be permitted to withdraw such securities for at least five business days from the date of the amendment.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
  Christopher W. Morgan, Esq.
  Skadden, Arps, Slate, Meagher & Flom LLP